Exhibit 12

CARNIVAL CORPORATION & PLC

Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Three Months Ended February 28/29,
	2009		2008
Net income	$260		$236
Income tax benefit, net	(22)		(10)

Income before income taxes	238		226

Fixed charges
Interest expense, net	96		98
Interest portion of rent expense(a)	4		5
Capitalized interest	9		14

Total fixed charges	109		117

Fixed charges not affecting earnings
Capitalized interest	(9)		(14)

Earnings before fixed charges	$338		$329

Ratio of earnings to fixed charges	3.1	x	2.8	x

(a)	Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.